APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

(UNAUDITED)

Peak Performance Nutrition

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Deposit Bank For Square	0.00
PayPal Bank	0.00
Sefcu Checking Account	3,780.35
Sefcu Savings	1.01
Total Bank Accounts	**$3,781.36**
Other Current Assets	
Food Inventory	3,845.58
Undeposited Funds	-229.96
Total Other Current Assets	**$3,615.62**
Total Current Assets	**$7,396.98**
Fixed Assets	
Accumulated Depreciation	-6,307.09
Leasehold Improvements	11,689.60
Website	2,285.00
Total Fixed Assets	**$7,667.51**
TOTAL ASSETS	**$15,064.49**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
First Niagara Line of Credit	104.49
Kabbage LOC	1,563.75
New York Dept. of Revenue Payable	787.31
PayPal working capital	0.00
Payroll Liabilities	
Federal Taxes ▮▮▮▮	988.30
Federal Unemployment ▮▮	82.04
NY SDI	48.04
NYS Employment Taxes	72.60
NYS Income Tax	379.40
Total Payroll Liabilities	**1,570.38**
Sales Tax Payable	-75.14
Sefcu Line of Credit	20,379.46
Unassigned Tax Agency for Apps Payable	437.89
Total Other Current Liabilities	**$24,768.14**
Total Current Liabilities	**$24,768.14**
Total Liabilities	**$24,768.14**
Equity	

	TOTAL
Owner Distributions	-16,652.28
Owner's Equity	52,765.00
Retained Earnings	-12,105.37
Net Income	-33,711.00
Total Equity	**$ -9,703.65**
TOTAL LIABILITIES AND EQUITY	**$15,064.49**

Peak Performance Nutrition

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Deposit Bank For Square	0.00
PayPal Bank	0.00
Sefcu Checking Account	1,203.84
Sefcu Savings	1.01
Total Bank Accounts	**$1,204.85**
Other Current Assets	
Food Inventory	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,204.85**
Fixed Assets	
889 River Road	10,000.00
Accumulated Depreciation	-6,307.09
Equipment	2,979.90
Ford Delivery Van	25,026.75
Leasehold Improvements	11,689.60
Website	2,285.00
Total Fixed Assets	**$45,674.16**
TOTAL ASSETS	**$46,879.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Master	-1,065.85
Chase	386.34
Chase	82.12
Chase	5,576.66
Total Chase ▮ Master	**4,979.27**
Total Credit Cards	**$4,979.27**
Other Current Liabilities	
Direct Deposit Payable	0.00
First Niagara Line of Credit	0.00
Intuit Merchant Advance	8,182.08
Kabbage LOC	10,004.28
New York Dept. of Revenue Payable	0.00
PayPal working capital	0.00
Payroll Liabilities	
Federal Taxes ▮▮▮	1,830.16
Federal Unemployment ▮	235.51

	TOTAL
NY SDI	79.24
NYS Employment Taxes	117.05
NYS Income Tax	60.49
Total Payroll Liabilities	**2,322.45**
Sales Tax Payable	0.00
Sales Tax Payable	0.00
Sefcu Line of Credit	17,779.27
Unassigned Tax Agency for Apps Payable	0.00
Total Other Current Liabilities	**$38,288.08**
Total Current Liabilities	**$43,267.35**
Long-Term Liabilities	
NBT Van Loan	20,959.07
Total Long-Term Liabilities	**$20,959.07**
Total Liabilities	**$64,226.42**
Equity	
Owner Distributions	-94,255.42
Owner's Equity	161,158.92
Retained Earnings	-45,816.37
Net Income	-38,434.54
Total Equity	**$ -17,347.41**
TOTAL LIABILITIES AND EQUITY	**$46,879.01**

Peak Performance Nutrition

BALANCE SHEET

As of June 30, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Deposit Bank For Square	0.00
PayPal Bank	0.00
Sefcu Checking Account	2,387.84
Sefcu Savings	1,537.64
Total Bank Accounts	**$3,925.48**
Other Current Assets	
Food Inventory	190.80
Uncategorized Asset	-2,500.00
Undeposited Funds	515.74
Total Other Current Assets	**$ -1,793.46**
Total Current Assets	**$2,132.02**
Fixed Assets	
889 River Road	10,000.00
Accumulated Depreciation	-6,307.09
Equipment	4,111.72
Ford Delivery Van	25,026.75
Leasehold Improvements	11,689.60
Website	2,390.95
Total Fixed Assets	**$46,911.93**
TOTAL ASSETS	**$49,043.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase ▇▇ Master	-2,165.85
Chase ▇▇▇▇▇▇	1,117.41
Chase ▇▇ ▇▇	-13,518.21
Chase ▇▇ ▇▇	22,234.61
Total Chase ▇ Master	**7,667.96**
Total Credit Cards	**$7,667.96**
Other Current Liabilities	
Direct Deposit Payable	0.00
First Niagara Line of Credit	0.00
Intuit Merchant Advance	5,795.88
Kabbage LOC	-2,277.36
New York Dept. of Revenue Payable	0.00
PayPal working capital	0.00
Payroll Liabilities	
Federal Taxes ▇▇▇▇	2,037.89
Federal Unemployment ▇▇	223.20

	TOTAL
NY SDI	94.84
NYS Employment Taxes	473.45
NYS Income Tax	131.14
Total Payroll Liabilities	**2,960.52**
Sales Tax Payable	0.00
Sales Tax Payable	0.00
Sefcu Line of Credit	15,234.59
Unassigned Tax Agency for Apps Payable	0.00
Total Other Current Liabilities	**$21,713.63**
Total Current Liabilities	**$29,381.59**
Long-Term Liabilities	
NBT Van Loan ▮▮▮	18,893.60
Total Long-Term Liabilities	**$18,893.60**
Total Liabilities	**$48,275.19**
Equity	
Owner Distributions	-119,380.00
Owner's Equity	219,888.92
Retained Earnings	-84,250.91
Net Income	-15,489.25
Total Equity	**$768.76**
TOTAL LIABILITIES AND EQUITY	**$49,043.95**

Peak Performance Nutrition

PROFIT AND LOSS
January - December 2017

	TOTAL
Income	
PayPal Income	80,641.02
Refunds-Allowances	19.81
Sales	771.92
Stripe Income	4,329.19
Total Income	**$85,761.94**
Cost of Goods Sold	
Food Purchases	23,964.41
Payment Processing Fees	2,887.84
Payroll Expenses	
Taxes	3,967.09
Wages	41,596.35
Total Payroll Expenses	**45,563.44**
Shipping, Freight & Delivery	1,044.85
Subcontractors	1,304.58
Supplies	5,843.53
Total Cost of Goods Sold	**$80,608.65**
GROSS PROFIT	**$5,153.29**
Expenses	
Advertising	2,550.79
Bank Charges	1,652.25
Insurance	3,143.47
Legal & Professional Fees	4,252.32
Meals and Entertainment	69.24
Office Expenses	702.38
Other General and Admin Expenses	831.75
Rent or Lease	15,573.28
Repair & Maintenance	1,257.75
Taxes & Licenses	580.00
Tools	148.67
Utilities	4,457.91
Total Expenses	**$35,219.81**
NET OPERATING INCOME	**$ -30,066.52**
Other Income	
Interest Earned	0.01
Vendor Collection Credit	248.51
Total Other Income	**$248.52**
Other Expenses	
Depreciation Expense	3,893.00
Total Other Expenses	**$3,893.00**
NET OTHER INCOME	**$ -3,644.48**
NET INCOME	**$ -33,711.00**

Peak Performance Nutrition

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
PayPal Income	7,475.25
Refunds-Allowances	0.00
Sales	0.00
Sales of Product Income	0.00
Services	0.00
Shipping, Delivery Income	0.00
Stripe Income	208,196.22
Unapplied Cash Payment Income	0.00
Uncategorized Income	0.01
Total Income	**$215,671.48**
Cost of Goods Sold	
Cost of Goods Sold	76.32
Cost of Goods Sold (deleted)	474.02
Food Purchases	71,755.77
Payment Processing Fees	1,128.15
Payroll Expenses	
Taxes	7,195.62
Wages	80,595.39
Total Payroll Expenses	**87,791.01**
Shipping, Freight & Delivery	2,314.99
Subcontractors	4,075.17
Supplies	27,410.79
Total Cost of Goods Sold	**$195,026.22**
GROSS PROFIT	**$20,645.26**
Expenses	
Advertising	4,339.05
Bank Charges	458.55
Cellphone/ Internet	2,305.36
Commissions & fees	527.59
Dues & Subscriptions	938.72
Equipment Rental	563.03
Insurance	8,675.67
Interest Expense	3,691.08
Legal & Professional Fees	6,163.98
Meals and Entertainment	287.88
Office Expenses	3,539.63
Other General and Admin Expenses	2,664.43
Paypal Fees	98.78
Promotional	175.00
QuickBooks Payments Fees	992.23
Rent or Lease	14,395.00
Repair & Maintenance	2,216.22

	TOTAL
Taxes & Licenses	290.00
Tools	70.17
Uncategorized Expense	613.66
Utilities	6,274.59
Total Expenses	**$59,280.62**
NET OPERATING INCOME	**$ -38,635.36**
Other Income	
Vendor Collection Credit	200.82
Total Other Income	**$200.82**
NET OTHER INCOME	**$200.82**
NET INCOME	**$ -38,434.54**

Peak Performance Nutrition

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-33,711.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Food Inventory	-845.58
Accumulated Depreciation	3,893.00
Direct Deposit Payable	0.00
Kabbage LOC	1,563.75
New York Dept. of Revenue Payable	703.23
PayPal working capital	0.00
Payroll Liabilities:Federal Taxes ▮▮▮▮	-114.51
Payroll Liabilities:Federal Unemployment ▮▮	24.60
Payroll Liabilities:NY SDI	29.40
Payroll Liabilities:NYS Employment Taxes	-128.08
Payroll Liabilities:NYS Income Tax	-69.73
Sales Tax Payable	0.00
Sefcu Line of Credit	-3,768.53
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,287.55**
Net cash provided by operating activities	**$ -32,423.45**
FINANCING ACTIVITIES	
Owner Distributions	-8,215.00
Owner's Equity	39,765.00
Net cash provided by financing activities	**$31,550.00**
NET CASH INCREASE FOR PERIOD	**$ -873.45**
Cash at beginning of period	4,424.85
CASH AT END OF PERIOD	**$3,551.40**

Peak Performance Nutrition

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-38,434.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Food Inventory	3,845.58
Uncategorized Asset	0.00
Chase Master	-1,065.85
Chase Master:Chase ▮▮▮▮	386.34
Chase Master:Chase ▮▮▮▮	82.12
Chase Master:Chase ▮▮▮▮	5,576.66
Direct Deposit Payable	0.00
First Niagara Line of Credit	-104.49
Intuit Merchant Advance	8,182.08
Kabbage LOC	8,440.53
New York Dept. of Revenue Payable	-787.31
Payroll Liabilities:Federal Taxes ▮▮▮	841.86
Payroll Liabilities:Federal Unemployment ▮▮	153.47
Payroll Liabilities:NY SDI	31.20
Payroll Liabilities:NYS Employment Taxes	44.45
Payroll Liabilities:NYS Income Tax	-318.91
Sales Tax Payable	0.00
Sales Tax Payable	75.14
Sefcu Line of Credit	-2,600.19
Unassigned Tax Agency for Apps Payable	-437.89
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,344.79**
Net cash provided by operating activities	**$ -16,089.75**
INVESTING ACTIVITIES	
889 River Road	-10,000.00
Equipment	-2,979.90
Ford Delivery Van	-25,026.75
Net cash provided by investing activities	**$ -38,006.65**
FINANCING ACTIVITIES	
NBT Van Loan ▮▮	20,959.07
Owner Distributions	-77,603.14
Owner's Equity	108,393.92
Net cash provided by financing activities	**$51,749.85**
NET CASH INCREASE FOR PERIOD	**$ -2,346.55**
Cash at beginning of period	3,551.40
CASH AT END OF PERIOD	**$1,204.85**

I, _____Adam Davis_____, certify that:

(1) The financial statements of PEAK PERFORMANCE NUTRITION LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of PEAK PERFORMANCE NUTRITION LLC included in this Form reflects accurately the information reported on the tax return for PEAK PERFORMANCE NUTRITION LLC for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature: _Adam Davis_

DocuSigned by:
6A43E4B4869A4D3...

Name: ___Adam Davis___

Title: __Peak Performance Nutrition LLC__